Exhibit 99.2

	CAPITALIZATION & INDEBTEDNESS

	THE FOLLOWING TABLE SETS FORTH OUR UNAUDITED CONSOLIDATED CAPITALIZATION IN ACCORDANCE WITH IFRS.

		June 30, 2019
		(in € m.)
	Debt (1), (2):
	Long-term debt	147,629
	Trust preferred securities	3,269
	Long-term debt at fair value through profit or loss	5,663
	Total debt	156,560

	Shareholders' equity:
	Common shares (no par value)	5,291
	Additional paid-in capital	40,318
	Retained earnings	12,624
	Common shares in treasury, at cost	(12)
	Equity classified as obligation to purchase common shares	-
	Accumulated other comprehensive income, net of tax
	Unrealized net gains (losses) on financial assets at FVOCI, net of tax and other	279
	Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	23
	Unrealized net gains (losses) on assets classified as held for sale, net of tax	-
	Unrealized net gains (losses) attributable to change in own credit risk of financial liabilities designated at FVTPL , net of tax	19
	Foreign currency translation, net of tax	204
	Unrealized net gains from equity method investments	(4)
	Total shareholders' equity	58,742
	Equity component of financial instruments	4,675
	Noncontrolling interest	1,565
	Total equity	64,982
	Total capitalization	221,542
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[1]	€ 734 million (0.5)% of our debt was guaranteed as of June 30, 2019. This consists of debt of a subsidiary which is guaranteed by the German government.
[2]	€ 61,956 million (40%) of our debt was secured as of June 30, 2019.

Due to rounding, numbers may not add up precisely to the totals provided.